June 15, 2018 VIA EDGAR Rahul Patel U.S. Securities and Exchange Commission 100 F Street, NE Office of Real Estate and Commodities Washington, DC 20549	Heath D. Linsky (404) 504-7691 hdl@mmmlaw.com www.mmmlaw.com

Re:	Procaccianti Hotel REIT, Inc.

File Number: 333-217578

Dear Mr. Patel:

On behalf of Procaccianti Hotel REIT, Inc. (the “Company”), please find transmitted herewith Pre-Effective Amendment No. 2 to the Company’s Registration Statement on Form S-11 filed with the Securities and Exchange Commission (the “Commission”) on June 15, 2018 (the “Registration Statement”), in accordance with the Securities Act of 1933, as amended (the “Securities Act”) and pursuant to Rule 101(a) of Regulation S-T promulgated thereunder.

The Registration Statement is being filed principally in response to the comments of the Commission’s staff (the “Staff”) set forth in the Staff’s letter dated October 20, 2017. The headings and numbered paragraphs below correspond to the headings and numbered paragraphs of the Staff’s letter. References to page numbers (other than in headings taken from the Staff’s letter) are to pages of the prospectus portion (the “Prospectus”) of the Registration Statement.

Questions and Answers about this Offering, page 1:

Comment 1:    We note your revised disclosure in response to comment 8 that you expect to pay a maximum of $0.30 in stockholder servicing fees with respect to an individual T Share. Please clarify that this estimate assumes that the stockholder servicing fee will be paid for approximately three years from the date of purchase.

Response:    In response to the Staff’s comment, the Company revised its disclosure in footnote (2) of the Question and Answer entitled “Why are you offering three classes of common stock, and what are the similarities and differences among the classes?” beginning on page 10 of the Prospectus to clarify that the estimated maximum stockholder servicing fee payable with respect to an individual share of Class K-T common stock (“K-T Share”) assumes that such stockholder servicing fee will be paid for approximately three years from the date of purchase.

Phone: 404.233.7000 | www.mmmlaw.com

1600 Atlanta Financial Center | 3343 Peachtree Road, NE | Atlanta, Georgia 30326

Atlanta • Washington, DC • Raleigh-Durham • Savannah

International Marketing Office: Beijing

Morris, Manning & Martin, LLP

Rahul Patel

June 15, 2018

Estimated Use of Proceeds, page 97

Comment 2:    We note your response to comment 17. We continue to believe that the adjustments for “A Shares Support” should not cancel out the underwriting compensation and organization and offering expenses payable on Class I, Class K, and Class T Shares in the use of proceeds table given the economic rights associated with the Class A shares. We note in this regard that Class A shareholders will have rights to 37.5% of excess cash payments, liquidation cash payments, and certain payments upon a merger or termination of the advisory agreement, while only providing 9.48% of the offering proceeds. Please tell us why you believe the current tabular presentation is appropriate in light of the economic rights associated with the Class A shares. Please also discuss the likelihood that you will use the proceeds from the sale of Class A shares to acquire properties, as disclosed on page 97, and clarify why the current tabular presentation is appropriate in light of such disclosure. We may have further comment.

Response:    The Company has revised its disclosure in the Use of Proceeds table beginning on page 98 of the Prospectus to reflect revisions as discussed in a conversation between the undersigned and Commission on November 3, 2017. Additionally, as reflected in Pre-Effective Amendment No. 2 to the Registration Statement, the Company has withdrawn the Class A common stock (the “A Shares”) from registration under the Registration Statement and the A Shares will not be offered to investors in its initial public offering.

Management, page 125

Key Executives of the Sponsor and Advisor, page 128

Comment 3:    We note your response to comment 21 but are unable to find the referenced disclosure. Please identify all positions held by the key executives of your Sponsor and Advisor at TPG Hotels and Resorts, Inc.

Response:    The Company revised its disclosure beginning on page 123 of the “Management” section of the Prospectus to identify all positions held by key executive officers of Procaccianti Companies, Inc. (the “Sponsor”) and Procaccianti Hotel Advisors, LLC (the “Advisor”) at TPG Hotels and Resorts, Inc.

Report of Independent Registered Public Accounting Firm, page F-2

Comment 4:    Please amend your filing to include a signed audit report from your independent registered public accounting firm.

Response:    In response to the Staff’s comment, the Company revised the Registration Statement to include a signed audit report from the Company’s independent registered public accounting firm.

Morris, Manning & Martin, LLP

Rahul Patel

June 15, 2018

Note 2. Summary of Significant Accounting Policies

Organization and Offering Costs, page F-7

Comment 5:    We note that your policy is to charge organization and offering costs against capital in excess of par on the balance sheet. Please clarify why you do not expense organization costs as they are incurred in accordance with ASC 720-15-25-1.

Response:    The Company considered the relevant guidance in ASC 720-15 and SAB Topic 5A, Expenses of Offering (codified in ASC 340-10-S99-1) in determining the appropriate accounting for organization and offering costs incurred in connection with its capital raising. Organization and offering costs are incurred by an affiliate of the Company’s Advisor. The Company will reimburse the Advisor’s affiliate for such costs incurred to the extent sufficient proceeds are raised from the offering, subject to a cap such that the reimbursement would not cause sales commissions, dealer manager fees, stockholder servicing fees and the other organization and offering expenses incurred by the Company to exceed 15% of the gross proceeds from the offering, measured at each reimbursement date.

ASC 720-15-15-4 excludes costs of raising capital from its scope. In considering the nature of the organization and offerings costs, the Company considered the guidance in SAB Topic 5A, which states that specific, incremental costs directly attributable to a proposed or actual offering of securities may properly be deferred and charged against the gross proceeds of the offering. The Company believes its organization and offering cost reimbursement obligation to the Advisor’s affiliate represents specific, incremental costs directly related to the offering of its securities (i.e., capital raising services rendered by a sponsor). If no shares are sold in a given period, then no amounts are owed by the Company, notwithstanding the fact that costs have been incurred and continue to be incurred by the Advisor’s affiliate. Because the organization and offering cost reimbursement is limited to a percentage of offering proceeds raised to date, this obligation to the Company is in substance a load paid from share sales proceeds in the offering and is therefore directly attributable to the capital raise.

Furthermore, the Company believes its policy is consistent with SAB Topic 5D, Organization and Offering Expenses and Selling Commissions—Limited Partnerships Trading in Commodity Futures (codified in ASC 946-10-S99-4), which discusses a similar arrangement whereby an investment partnership reimburses an affiliated entity for organization and offering expenses and selling commissions incurred in connection with raising capital for the partnership, either directly from interest earned on investor proceeds raised or through the subsequent payment of above-market fees to the affiliate. Question 1 of SAB Topic 5D states that the investment partnership should record a liability for its commitment to reimburse the affiliated entity for the organization and offering expenses and selling commissions and a reduction of capital for the estimated amount of expenses and commissions for which the affiliate is to be reimbursed. The example treats both organization and offering expenses as direct and incremental costs attributable to the capital raising and therefore records both costs as a charge against equity.

The Company believes its policy is appropriate given the nature of the arrangement whereby the Company’s obligation to reimburse organization costs to its Advisor’s affiliate is limited to a percentage of gross offering proceeds raised. Therefore, these costs are directly attributable to the capital raising. Any organization costs paid directly by the Company and not through reimbursement to its Advisor’s affiliate for its capital raising activities will be expensed in accordance with ASC 720-15-25-1.

Morris, Manning & Martin, LLP

Rahul Patel

June 15, 2018

If you have any questions regarding this filing, please do not hesitate to contact the undersigned at (404) 504-7691.

Best regards,

MORRIS, MANNING & MARTIN, LLP

/s/ Heath D. Linsky
Heath D. Linsky, Esq.

cc: Mary Katherine Rawls, Esq.

Ron Hadar